February 9, 2007

Via EDGAR and Overnight Courier

Mr. Patrick Gilmore
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	VA Software Corporation
Form 10-K for the Fiscal Year Ended
July 31, 2006
Filed October 16, 2006
File No. 000-28369

Dear Mr. Gilmore:

This letter is being submitted on behalf of VA Software Corporation (“we”, the “Company” the “Registrant”, or “VA Software”), in response to the letter from the staff of the Securities and Exchange Commission (the “Staff”) dated January 30, 2007, relating to the Company’s Form 10-K filed October 17, 2006, Form 10-Q filed December 11, 2006 and Forms 8-K filed August 29, 2006, November 28, 2006 and December 4, 2006. In this letter we have recited the Staff’s comments in bold type above our responses to such comments.

Form 10-K filed October 17, 2006

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 52

1.
We note that the Company recognizes Online Media revenue over the period in which the advertisements are displayed. We also note that certain contracts include minimum impression requirements. Do the contracts that are recognized over the term of the agreement also include minimum impression requirements? If so, please describe your process for monitoring the minimum impression requirements and explain the terms over which the minimum impressions are guaranteed (i.e., monthly, quarterly, annually, etc.). Also, tell us how you determine the amount of revenue to be recognized in each period (i.e. monthly ratable revenue vs. impression-based revenue).

Response: The Company respectfully acknowledges the Staff’s comment and supplementally advises the Staff that the Company has certain agreements under which revenue is recognized over the contract term and which provide for a guaranteed number of impressions. These agreements generally provide for monthly minimum guarantees. At each month end, the Company reviews reports generated from the Company’s third party ad-serving company, DoubleClick, Inc., which detail actual deliveries. The Company compares the actual deliveries specified in the DoubleClick reports to the monthly minimum guarantees in each agreement to ensure that the minimum guaranteed amounts have been delivered.

Generally revenue is recognized based on actual deliveries, which are delivered in accordance with the agreement terms. In the event that monthly minimum guarantees have not been delivered, the Company would not recognize revenue under the agreement.

2.
We note your disclosures on page 12 where you indicate that the Company may be required to defer the recognition of license revenue in instances where you are required to deliver either unspecified additional products or specified upgrades. Tell us how considered paragraphs 37 - 38 of SOP 97-2 (for specified upgrades) and paragraphs 48 - 49 of SOP 97-2 (for unspecified additional products) in accounting for these arrangements. Also, tell us what consideration you have given to including a discussion of these arrangements in your policy footnotes.

Response: The Company respectfully acknowledges the Staff’s comment and supplementally advises the Staff that, during the period presented, the Company did not have any agreements where it was required to deliver unspecified additional products or specified upgrades. Accordingly, the Company has not accounted for any such transactions and therefore there is no discussion of these types of transactions in the revenue recognition policy footnote.

The Company will continue to review each agreement for instances of unspecified additional products or specified upgrades and will follow the guidance of paragraphs 37-38 and 48-49 of American Institute of Certified Public Accountants Statement of Position (“SOP”) 97-2 in the event such instances are present. The Company will disclose the nature of these arrangements and its accounting policy for such arrangements at such times when these conditions are present.

3.
We note on page 22 that you provide hosting services to your software customers and that hosting fees are recognized as the hosting services are performed. Please clarify the terms of these arrangements including how your revenue recognition policy complies with the guidance under EITF 00-3. In this regard, tell us whether your customers have the right to take possession of your software during the hosting agreement without significant penalty and whether it is feasible for your customers to either run the software on its own hardware or contract with another party unrelated to the vendor to host the software and help us understand whether your hosting arrangements are accounted for under SOP 97-2 or SAB 104.

Response: The Company respectfully acknowledges the Staff’s comment and supplementally advises the Staff that the Company accounts for hosting services as a separate element of the arrangement, using the provisions of SOP 97-2, as provided by Par. 5 of Emerging Issues Task Force (“EITF”) 00-3.

The Company’s software may be deployed externally, in a hosted environment, or internally, on a customer’s own hardware. For customers seeking to have the software deployed externally, in a hosted environment, the Company offers its license customers the externally-hosted option through an unrelated third party hosting company, as a separate element of the arrangement.

Customers have the rights to take possession of the software, whether or not they choose to purchase hosting services. The agreements do not provide for any penalties in the event the customer chooses to discontinue the hosting. Upon discontinuance of the hosting services, a customer has the option to enter into a direct agreement with the hosting company, to enter into an agreement with another unrelated hosting company, or to install the software internally, on its own hardware.

4.
We also note you entered into co-marketing agreements with certain third-party advertising and remnant sales networks related to marketing and/or selling advertising space on your OSTG web sites. Describe the terms of these agreements. Tell us how you account for revenues and costs and provide the specific accounting literature that you apply to such arrangements.

Response: The Company respectfully acknowledges the Staff’s comment and supplementally advises the Staff that the Company’s co-marketing agreements with third-party advertising and remnant sales networks generally provide for the Company’s OSTG web sites to make available advertising positions or links to co-branded pages on the third-party’s web site.

These arrangements provide for the Company to receive compensation based upon the terms of the arrangement, which may include the following:

a.  a share of the third-party’s revenue generated from the co-marketing arrangement,

b.  a per unit rate on the advertising positions received by the third-party, or

c.  a fixed monthly fee for an exclusive co-marketing relationship.

The Company recognizes revenue under these arrangements when persuasive evidence of an arrangement exists, no significant obligations remain, the fee is fixed or determinable, and collection of the receivable is reasonably assured as provided under SEC Staff Accounting Bulletin (“SAB”) No. 101, “Revenue Recognition in Financial Statements,” as revised by SAB No. 104, “Revenue Recognition” and EITF Issue No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables.”

These arrangements require the third party to provide the Company with monthly reporting of metrics and amounts due under the co-marketing arrangement or from the advertising positions transferred to them. If collection of the receivable is reasonably assured, the Company recognizes revenue in the period in which the reports are received. If collection of the receivable is not reasonably assured, revenue is recognized when the resulting receivable is paid.

The Company’s initial and ongoing costs associated with these arrangements are generally expensed as incurred. The initial expenses associated with the arrangements, which are comprised of internal engineering and web development costs to develop the co-marketing integration, are not material. Because the Company does not have any reasonable estimate on the recovery of such costs, they are expensed as incurred, in a manner similar to research and development expenses. Ongoing costs consist of usual expenses associated with the operations of the Company’s web-sites and are expensed as incurred.

5.
We note your discussion of the Geek Points rewards program on page 5. Tell us how you account for the promotions and discounts offered through this program and other similar incentive programs and tell us how you considered EITF 01-9 in accounting for such programs. Tell us the amount of the accrued liability for these programs at each balance sheet date and tell us how you determined the adequacy of such amounts.

Response: The Company respectfully acknowledges the Staff’s comment and supplementally advises the Staff that paragraph 7 of EITF 01-9, “Accounting for Consideration Given by a Vendor to a Customer,” states, in pertinent part, “This Issue also does not address the accounting for offers of free or discounted products or services that are exercisable after a customer has completed a specified cumulative level of revenue transactions or remained a customer for a specified time period (for example, ‘point’ and loyalty programs).” Accordingly the Company, as guided by paragraph 7 of EITF 01-9, considered the discussions in EITF 00-22 in accounting for this program.

The Company accounts for the award of free product offered under the GeekPoint Program by accruing the cost of the free merchandise, as a component of cost of goods, over the period in which the customer accumulates points towards the free product. The accrual is based on the cost of the accumulated points that will ultimately be redeemed. This accounting is consistent with the Task Force discussion in Paragraph 6 of EITF 00-22, which states, in pertinent part, “If the value of the award product(s) or service(s) is insignificant in relation to the value of the transactions necessary to earn the award, a liability would be recorded for the estimated cost of the award product(s) or service(s).” This accounting method results in no deferral of revenue. Consistent with SAB No. 101 and SAB No. 104 guidance, the Company believes that the earnings process is substantially complete upon delivery of the merchandise in the transaction for which the points were granted or earned because the cost of the benefits earned by its customers is not significant compared to the sales volume required to earn the free product.

The Geek Points accrued liability, and corresponding period ends, are as follows:

Quarterly period ended:	Geek Points Balance

July 31, 2004	$109,000
July 31, 2005	$94,000
July 31, 2006	$63,000
October 31, 2006	$64,000

Geek Point costs are based on those product offerings that result in a loss to the Company on the redemption transaction. The cost of a Geek Point at each balance sheet date is calculated using a 12-month rolling average. The Company believes that this rolling 12-month period represents the most current customers redemption habits, and, therefore, a better estimate of the value of a Geek Point. GeekPoints expire the earlier of thirteen months, if there is no additional purchase, or thirty-six months after the date the points were earned.

Form 10-Q filed December 11, 2006

Note 2. Summary of Significant Accounting Policies

Property and Equipment, page 11

6.
We also note in the quarter ended October 31, 2006 you capitalized development costs related to your SourceForge.net Marketplace platform under SOP 98-1 for internal use software. Tell us why you believe capitalizing software development costs under SOP 98-1 is appropriate related to this software. Refer to paragraph 7 of EITF 00-3.

Response: The Company respectfully acknowledges the Staff’s comment and supplementally advises the Staff that the Company’s Media business segment is developing an electronic commerce transaction processing software service designed to enable end users of open source software the opportunity to purchase third-party support and consulting services. (The Company's SourceForge.net web site currently hosts more than 140,000 third-party software packages; each such third-party software package is subject to an open source license and available at no charge to end users.) The transaction platform software is being developed by the Company solely to facilitate the electronic commerce surrounding its SourceForge.net web site and the Company has no existing plans to market this software externally. Accordingly, the Company has accounted for such software development costs under SOP 98-1.

The Company additionally advises the Staff that the enterprise software which it licenses is developed by the Company’s software business segment and, under the provisions of paragraph 7 of EITF 00-3, the development costs associated with this software are accounted for using the provisions of Financial Accounting Standards Board Statement of Financial Accounting Standards (“SFAS”) No. 86.

Forms 8-K filed August 29, 2006, November 28, 2006 and December 4, 2006

7.
We note your use of non-GAAP measures in the Form 8-Ks noted above which excludes certain recurring items. Tell us how you considered Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures to include the following disclosures:

•	the manner in which management uses the non-GAAP measure to conduct or evaluate its business;
•	the economic substance behind management’s decision to use such a measure;
•	the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;
•	the manner in which management compensates for these limitations when using the non-GAAP financial measure; and
•	the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

In this regard, we believe you should further enhance your disclosures to comply with Item l0(e)(1)(i)(C) and (D) of Regulation S-K and Question 8 of the related FAQ to demonstrate the usefulness of your non-GAAP financial measures which excludes certain recurring items, especially since these measures appear to be used to evaluate performance. Your current disclosures regarding the reasons for presenting these non-GAAP measures appear overly broad considering that companies and investors may differ as to which items warrant adjustment and what constitutes operating performance. For example, explain what you mean by “core” operating results. If you intend to use this terminology in your future Forms 8-K, ensure that it is adequately defined and explain how you determined that the excluded items were representative of your “core” operating results. Additionally, it is unclear why the excluded items should not be considered in assessing your performance as they appear to be recurring and integral to your performance. For example, you state that the adjustments are for items that are for “unusual” expenses although you continue to incur these expenses each reporting period.

Response: The Company respectfully acknowledges the Staff’s comment and supplementally advises the Staff that the Company considered the requirements presented in Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Measures in making its determination to include disclosures of non-GAAP financial measures in its reports on Form 8-K. The Company’s analysis is provided below.

• The manner in which management uses the non-GAAP measure to conduct or evaluate its business:

Our management utilizes a number of different financial measures, both GAAP and non-GAAP, in analyzing and assessing the overall performance of our business and for planning and forecasting in future periods. While our management and Board of Directors utilize non-GAAP financial measures as a means to enhance their understanding and assessment of certain aspects of our financial performance and prospects for the future, they do not consider these measures to be a substitute for, nor superior to, the information provided by GAAP financial measures.

• The economic substance behind management’s decision to use such a measure:

We believe that none of stock-based compensation or amortization of intangible assets and their respective related tax effects impact the measurement of current operating performance as viewed by management and the Company’s investors, as none of these categories of expense has a current or future effect on the use of cash, nor do they have use with regards to the generation of current or future revenue.

We believe that non-GAAP financial measures are important to enable investors to understand and evaluate the Company's ongoing operating results and provides greater transparency in the review of our overall financial and operational performance. Accordingly, the Company includes certain non-GAAP financial measures when reporting its financial results to investors in order to provide investors with an additional tool to evaluate the Company’s ongoing business operations. We believe that presentation of these certain non-GAAP financial measures provides a representative measure of financial performance that reflects the economic substance of the Company’s current and core business operations.

• The material limitations associated with use of a non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure:

The Company recognizes that there are limitations associated with the use of non-GAAP financial measures as compared to the use of the most directly comparable GAAP financial measure. Non-GAAP financial measures have inherent limitations as they are not based on a comprehensive set of accounting rules or principles. However, we believe non-GAAP financial measures provide supplemental information that is useful to our investors.

The Company uses non-GAAP financial measures to supplement the Company’s consolidated financial statements presented in accordance with GAAP, which are adjusted from results based on GAAP to exclude certain expenses. The presentation of non-GAAP financial results is not meant to be considered in isolation or as a substitute or alternative for, or superior to, GAAP results and investors should be aware that non-GAAP measures have inherent limitations and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. These non-GAAP financial measures may also be different from non-GAAP financial measures used by other companies and may not be comparable to similarly titled captions of other companies due to potential inconsistencies in the method of calculation. In recognition of these limitations, the Company provides disclosure regarding the use of non-GAAP financial measures.

• The manner in which management compensates for these limitations when using the non-GAAP financial measure:

When using a non-GAAP financial measure, the Company provides a description of the method used in arriving at such non-GAAP measure and reconciles the use of such non-GAAP financial measure with its most directly comparable GAAP financial measure. This allows an investor to easily assess the impact of any differences between the measure the Company is presenting and similarly titled captions of other companies. Finally, the Company’s disclosure accompanying the use of non-GAAP financial measures cautions the reader that non-GAAP financial measures should not be viewed by investors in isolation, as a substitute or alternative for, or superior to financial results prepared in accordance with GAAP.

• The substantive reasons why management believes the non-GAAP financial measure provides useful information to investors:

The Company believes that non-GAAP financial measures are important to enable investors to better understand and evaluate its ongoing operating results and allows for greater transparency in the review of our overall financial and operational performance. The use of non-GAAP financial measures provide investors with the very same key financial performance indicators that are utilized by management to assess the Company’s operating results, to evaluate the business and to make operational decisions on a go-forward basis. Management therefore provides disclosure of non-GAAP financial measures in order to allow investors an opportunity to see the Company as viewed by management and to assess the Company with the same tools that management utilizes. The Company believes that the presentation of GAAP financial measures alone would not provide its investors with the ability to appropriately analyze its ongoing operational results, and therefore expected future results. These non-GAAP financial measures reflect an additional way of viewing aspects of the Company’s operations that, when viewed with GAAP results and the accompanying reconciliations to corresponding GAAP financial measures, provide a more complete understanding of the Company’s underlying operational results and trends in our performance. Additionally, the Company regularly receives feedback from the investing community that the non-GAAP information it presents is important to its investing community in assessing the prospects of the Company.

We further advise the Staff that our senior management considers the exclusion of stock-based compensation and amortization of intangible assets as appropriate in that they are not components of what we consider to be our “core” operating results. The term “core” refers to our operating performance from a cash perspective. The exclusion of certain non-cash charges, such as stock-based compensation and amortization of intangible assets, provides investors with the ability to compare our operating performance between various periods without the distortion of these charges, in the same manner that management reviews these non-GAAP financial measures to assess our overall performance.

We further note the Staff's comment regarding enhanced disclosure to comply with Item l0(e)(1)(i)(C) and (D) of Regulation S-K and Question 8 of the related FAQ to demonstrate the usefulness of the non-GAAP financial measures presented by us that exclude certain recurring items. In future Form 8-K’s furnishing our earnings press release we will include a more robust disclosure related to why we believe that the exclusions of stock-based expenses and amortization expense of intangible assets from our GAAP results are necessary to enhance investors’ overall understanding of our current financial performance, ongoing operations and prospects for the future. To illustrate our intentions in this regard in response to the Staff’s comment, attached hereto as Exhibit A is an example of the disclosure we will use in our future Forms 8-K in which earnings releases are furnished, using the data from our first quarter of fiscal year 2007 presented in the Form 8-K previously furnished to the Commission on November 28, 2006 which includes a revised discussion for each individual item and an expanded discussion of inherent limitations associated with each item that is excluded from our GAAP results of operations.

The Company acknowledges that different companies may exclude different items from their non-GAAP financial measures. However, the Company believes that its non-GAAP financial measures are still useful to investors because many companies exclude similar line items from their non-GAAP financial measures, such as amortization of intangibles, stock-based compensation expense, in process research and development and discrete tax items that are often unique to a company’s situation. In addition, investors continue to ask that the Company provide those non-GAAP financial measures that the Company has historically presented in its public filings and communications.

We expect that we will continue to exclude stock based compensation expenses from our non-GAAP financial measures even though such expenses are not “non-recurring.” The Company believes that excluding stock-based compensation expense allows for a more accurate comparison of the Company’s financial results to previous periods. Because of varying available valuation methodologies, subjective assumptions and the variety of award types, we believe that the exclusion of stock-based compensation expenses allows for more accurate comparisons by investors of our operating results to our peer companies. Further, we believe that excluding stock-based compensation expense allows for a more accurate comparison of our financial results to previous periods.

The Company adopted the provisions of SFAS 123(R) effective August 1, 2005 (the beginning of our fiscal 2006).  Prior to August 1, 2005, we accounted for stock option using SFAS 123.  During fiscal 2006, we recognized $0.7 million in compensation expense related to options granted to employees and directors. At July 31, 2006, total compensation cost related to nonvested stock options not yet recognized was $5.3 million which is expected to vest over a weighted-average term of 3.7 years. In light of the adoption of SFAS 123R, the Company believes excluding stock-based compensation is useful for investors because the GAAP measure when compared in isolation with numbers from prior periods would indicate a level of increase in stock-based compensation expense inconsistent with actual changes in the business and/or compensation practices for employees. The Company believes that the non-GAAP measure serves to provide a baseline for investors to compare actual results for periods following our adoption of SFAS 123(R), excluding stock-based compensation to the prior period GAAP amounts which exclude stock-based compensation.

We also expect that we will continue to exclude amortization of intangible assets from our non-GAAP financial measures even though such expenses are not “non-recurring.” When presenting non-GAAP measures, amortization of other intangible assets is excluded from the Company’s GAAP financial measures because it represents a non-cash expense that has no effect on current or future period cash flows or operations of the Company. The basis for the amortization comes as a result of domain and trade names for the Company’s Online Media business. The remaining net carrying amount of intangible assets is equal to $4,000 and will be amortized ratably through July 31, 2008.

We believe that excluding non-cash charges relating to stock-based compensation and amortization of intangible assets from our non-GAAP financial measures provides readers with the necessary tools to accurately compare our financial results over multiple periods without the distortion of this non-GAAP expense. Again, our management does not consider these measures to be a substitute or alternative for, nor superior to, the information provided by GAAP financial measures; rather, they simply provide an additional tool for the reader to better assess our cash operating performance “through the eyes of management.”

8.
Also, we note your use of the term “pro forma income from continuing operations” in your Form 8-K. Please note that it is not appropriate for you to use this term in your Forms 8-K since you have not used that term as contemplated in Regulation S-X. Rather, such disclosures should be referred to as non-GAAP measures. Refer to footnote 12 to the Final Rules for the Conditions for Use of Non-GAAP Financial Measures.

The Company respectfully acknowledges the Staff’s comment and supplementally advises the Staff that in future Forms 8-K in which the Company presents non-GAAP measures of the type covered by Section 401(b) of the Sarbanes-Oxley Act of 2002, it will refer to such measures as “non-GAAP measures” rather than as “pro forma income from continuing operations.”

In connection with VA Software’s responses to the Staff’s comments, we acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filings with the Securities and Exchange Commission, Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to such filings, and we may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please acknowledge receipt of this letter by stamping the enclosed duplicate of this letter and returning it to the undersigned in the envelope provided.

We would like to discuss these comments and responses at your earliest convenience. David J. Segre at Wilson Sonsini Goodrich and Rosati, P.C., can be reached at (650) 320-4554, and I can be reached at (510) 687-7074. Please feel free to contact either of us.

Sincerely, VA SOFTWARE CORPORATION

By:	/s/ PATRICIA S. MORRIS
Patricia S. Morris
Senior Vice President and Chief Financial Officer

Enclosures
cc:	Jeffrey S. Chalmers
Jay Seirmarco
Linda Chan
David J. Segre